WADENA CORP.

1540 South Coast Highway, Suite 206

Laguna Beach, California 92651

Telephone: (818) 855-8199

December 2, 2015

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street NE

Washington D.C. 20549

Attn:

John Reynolds, Asst. Director

Michael Killoy, Staff Attorney

Jim Lopez, Staff Attorney

Steve Lo, Staff Accountant

Craig Arakawa, Staff Accountant

Re:

Wadena Corp. (the “Company”)

Amendment No. 2 to Registration Statement on Form S-1

Filed on September 18, 2015

File No.  333-207047

Gentlepersons:

Please be advised that, on behalf of the Company, I hereby acknowledge the following:

•

Should the Securities and Exchange Commission (the “SEC”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By:

/s/ Cort St. George

Cort St. George, CEO